COMMENTS RECEIVED ON JANUARY 30, 2014

FROM CHAD ESKILDSEN

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

1. All funds (Form N-CSR Filing)

C: Per Regulation S-X 6-04.2, the Staff requested that investments should be noted as affiliated investments in the first line item of the Statement of Assets and Liabilities - "Investments in securities, at value."

R: The affiliated nature of the funds' investments in underlying funds is disclosed in the Organization Note to Financial Statements.

2. All funds (Form N-CSR Filing)

C: The Staff noted that disclosure per Regulation S-X 12-14 could not be located.

R: Beginning with reports for the period ended September 30, 2013, a table titled "Affiliated Underlying Funds" is included at the end of the Schedule of Investments of each fund which reflects the fund's purchases and sales of each affiliated underlying fund and dividend income earned from each affiliated underlying fund during the fiscal year to date. Please refer to the Fidelity Aberdeen Street Trust Form N-CSR filed on November 25, 2013. Form N-CSRs filed before that period had disclosed purchases and sales activity and income earned from the underlying funds in the aggregate in the financial statements; since the entire portfolio of each of these funds consists of affiliated underlying funds, purchase and sales activity with respect to affiliated underlying funds was reported in the Notes to Financial Statements as "Purchases and Sales of Investments" and the income from affiliated underlying funds was reported in the Statement of Operations as "Income distributions from underlying funds."

3. All funds

Tandy Representations (Form N-CSR Filing)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.